SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)


                                @pos.com, Inc.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   04963A104
                                (CUSIP Number)

                             LEONARD GOLDNER, ESQ.
                 EXECUTIVE VICE PRESIDENT and GENERAL COUNSEL
                           SYMBOL TECHNOLOGIES, INC.
                               ONE SYMBOL PLAZA
                          HOLTSVILLE, NEW YORK 11742
                                (631) 738-2400

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                with a copy to:

                             EDWARD J. CHUNG, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

                                August 20, 2002
                     (Date of Event which Requires Filing
                              of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 04963A104


______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Symbol Technologies, Inc.


     11-2308681
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
3    SEC USE ONLY



______________________________________________________________________________
4    SOURCE OF FUNDS


     WC
______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
______________________________________________________________________________
               7    SOLE VOTING POWER (see Item 5 below)

  NUMBER OF
                    7,519,244(1)
   SHARES      _______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _______________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER (see Item 5 below)

  REPORTING
                    7,519,244(1)
   PERSON      _______________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (see Item 5 below)


     7,519,244(1)
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     41.9%(1) (see Item 5 below)
______________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
______________________________________________________________________________


_________________
1 Calculated pursuant to Rule 13d-3 and based upon information provided by the Company updated to the date of this filing.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 amends and restates in its entirety Amendment No. 1 to the Statement on Schedule 13D filed on August 13, 2002 (as amended and restated by this Amendment No. 2, the "Schedule 13D") and relates to the common stock, par value $.001 per share ("Common Stock"), of @pos.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3051 North First Street, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schedule I to the Schedule 13D sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors, executive officers and controlling persons of Symbol Technologies, Inc. ("Symbol").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 4 is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to a letter dated July 25, 2002, Symbol proposed to the Company that Symbol acquire all of the outstanding capital stock of the Company. Symbol's letter is attached as Exhibit A to this Schedule 13D. As a condition to entering into discussions with Symbol with respect to such an acquisition, the Company requested that Symbol provide it with interim working capital financing. On July 26, 2002, Symbol agreed to provide such financing out of its working capital pursuant to a convertible promissory note in the amount of $400,000 (the "Old Note").

     On August 12, 2002, Symbol, Symbol Acquisition Corp., a wholly owned subsidiary of Symbol, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in connection therewith, the Old Note was replaced by the Amended and Restated Convertible Promissory Note in the amount of $3,500,000 (the "Amended Note"), also provided out of Symbol's working capital, to repay in full all of the borrowings outstanding under the Convertible Promissory Note dated June 25, 2002 held by Hand Held Products, Inc. and to provide additional interim working capital to the Company until the transactions contemplated by the Merger Agreement are consummated. As of the date hereof, the Company owed $1,787,336.86 in outstanding principal and interest under the Amended Note. The Company is expected to borrow additional funds and thereby increase the outstanding principal amount under the Amended Note from time to time. The Amended Note is convertible at any time into a number of shares of Common Stock equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of the Amended Note (including accrued and unpaid interest) and the denominator of which is $5,000,000, and (B) the number of shares of Common Stock outstanding on a fully diluted basis. The Amended Note is attached as Exhibit B to this
Schedule 13D.

     Pursuant to the Merger Agreement, on August 19, 2002, Symbol Acquisition Corp. commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $0.46 per share, net to the seller in cash. The tender offer, unless extended, is scheduled to expire at 12:00 midnight on September 16, 2002. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger (the "Merger"). Symbol shall finance the Offer and Merger out of its working capital.

     Following the consummation of the Offer, the Common Stock shall be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and is expected to be no longer eligible to be quoted on the OTC Bulletin Board. The Merger Agreement is attached as Exhibit C to this Schedule 13D.

     Concurrently with the execution of the Merger Agreement, on August 12, 2002, Symbol, Symbol Acquisition Corp. and certain major stockholders of the Company entered into a Tender and Voting Agreement (the "Tender Agreement") whereby such stockholders have agreed to tender their Common Stock in the Offer and take other actions in support of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The Tender Agreement is attached as Exhibit D to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 4 is incorporated herein by reference.

     Based upon information provided by the Company updated to the date hereof, Symbol estimates that it has beneficial ownership of 7,519,244 shares of Common Stock (representing approximately 41.9% of the outstanding Common Stock), including sole power to vote and dispose of all shares so owned.

     Neither Symbol nor, to its knowledge, any of the persons identified on
Schedule I, have effected transactions in shares of the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A. Letter dated July 25, 2002 from Symbol to the Company.

     B. Amended and Restated Convertible Promissory Note, dated August 12, 2002, made by the Company and Crossvue, Inc. in favor of Symbol.

     C. Agreement and Plan of Merger, dated as of August 12, 2002, by and among the Company, Symbol and Symbol Acquisition Corp.

     D. Tender and Voting Agreement, dated as of August 12, 2002, by and among Symbol, Symbol Acquisition Corp. and certain stockholders of the Company.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2002                SYMBOL TECHNOLOGIES, INC.


                                      By: /S/ LEONARD GOLDNER
                                      -------------------------------
                                      LEONARD GOLDNER
                                      Executive Vice President and
                                      General Counsel

                                                                   SCHEDULE I

                INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE
         OFFICERS AND CONTROLLING PERSONS OF SYMBOL TECHNOLOGIES, INC.

     Each of the individuals listed below is a United States citizen. The business address of each individual is One Symbol Plaza, Holtsville, New York 11742-1300. The address of the corporation or organization (if other than Symbol), if any, at which the principal occupation or employment of each such individual is conducted is set forth below such individual's name. To the knowledge of Symbol, during the last five years, none of such persons has been
(a) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (b) a party to a civil proceeding of a judicial or administrative body, the result of which was a judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

                                         PRESENT PRINCIPAL OCCUPATION OR
NAME AND CURRENT BUSINESS ADDRESS                   EMPLOYMENT
-----------------------------------   ----------------------------------------

Richard Bravman ...................   Vice Chairman of the Board of Directors
                                      and Chief Executive Officer of Symbol
                                      Technologies, Inc.

George Bugliarello.................   Director of Symbol Technologies, Inc.
                                      Chancellor of Polytechnic University.
c/o  Polytechnic University
     6 Metrotech Center
     Brooklyn, New York 11201

Leonard H. Goldner.................   Executive Vice President, General
                                      Counsel and Secretary of Symbol
                                      Technologies, Inc.

Carole DeMayo......................   Senior Vice President-Human Resources
                                      of Symbol Technologies, Inc.

Ron Goldman........................   Senior Vice President, General Manager-
                                      Marketing and Business Development of
                                      Symbol Technologies, Inc.

Leo A. Guthart.....................   Director of Symbol Technologies, Inc.
                                      Managing Partner of Topspin Partners,
                                      L.P.
c/o  Topspin Partners, L.P.
     3 Expressway Plaza, Suite 100
     Roslyn Heights, New York 11577

Kenneth V. Jaeggi..................   Senior Vice President-Finance and Chief
                                      Financial Officer of Symbol Technologies,
                                      Inc.

Joseph Katz........................   Senior Vice President-Research and
                                      Development of Symbol Technologies, Inc.

Robert Korkuc......................   Vice President, Chief Accounting
                                      Officer of Symbol Technologies, Inc.

                                         PRESENT PRINCIPAL OCCUPATION OR
NAME AND CURRENT BUSINESS ADDRESS                   EMPLOYMENT
-----------------------------------   ----------------------------------------

Harvey P. Mallement.................   Director of Symbol Technologies, Inc.
                                       General Partner of Harvest Partners,
                                       Inc.
c/o  Harvest Partners, Inc.
     280 Park Avenue, 33rd Floor
     New York, New York 10017

Raymond R. Martino..................   Vice Chairman of the Board of Symbol
                                       Technologies, Inc. Retired; formerly
                                       President and Chief Operating Officer
                                       of Symbol Technologies, Inc.

Boris Metlitsky.....................   Senior Vice President-Corporate
                                       Engineering of Symbol Technologies, Inc.

William Nuti........................   President and Chief Operating Officer
                                       of Symbol Technologies, Inc.

Satya Sharma........................   Senior Vice President, General Manager-
                                       Worldwide Operations of Symbol
                                       Technologies, Inc.

James Simons.......................    Director of Symbol Technologies, Inc.
                                       President of Renaissance Technologies
                                       Corporation.
c/o  Renaissance Technologies
     Corporation
     800 Third Avenue, 33rd Floor
     New York, New York 10022

Jerome Swartz......................    Chairman of the Board of Directors,
                                       Chief Scientist and Director of Symbol
                                       Technologies, Inc.